SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 26, 2005

AVECIA GROUP plc

(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              NO

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________________

Enclosure:	Q4 2004 Financial Statements.

Avecia Group plc

Financial Statements – March 31, 2005

TABLE OF CONTENTS

Item 1. Financial Statements

Consolidated Profit and Loss Accounts for the three months ended March 31, 2005 (unaudited), and for the three months ended March 31, 2004 (unaudited).

Consolidated Balance Sheets as at March 31, 2005 (unaudited) and as at March 31, 2004 (unaudited).

Consolidated Cash Flow Statements for the three months ended March 31, 2005 (unaudited) and for the three months ended March 31, 2004 (unaudited).

Notes to the Financial Statements

Item 2. Operating and Financial Review

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Avecia Group plc

Unaudited Consolidated Profit and Loss Accounts

	Note	Financial Statements
		For the 3 months ended March 31, 2005	For the 3 months ended March 31, 2004 (Restated)

		£ million	£ million

Turnover, including share of joint ventures		63.5	117.2
Less: share of joint ventures’ turnover		(2.1)	(2.5)

Group turnover	3	61.4	114.7

Operating costs		(71.8)	(110.6)
Other operating income		0.4	1.5

Group operating (loss) / profit	3	(10.0)	5.6

Share of operating profit of joint ventures		0.2	0.5

Profit on disposal of business	6	109.4	21.0

Profit / (loss) on ordinary activities before interest and taxation		99.6	27.1

Interest received		0.4	0.4
Interest paid	4	(40.6)	(7.2)
Other finance costs		2.0	(0.5)

Profit / (loss) on ordinary activities before taxation		61.4	19.8

Taxation on profit / (loss) on ordinary activities		—	(0.5)

Net profit / (loss) for the period		61.4	19.3

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

2004 has been restated to reflect the adoption of IFRS.

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Avecia Group plc

Unaudited Consolidated Balance Sheet

	Note	Consolidated Balance Sheet as at March 31, 2005	Consolidated Balance Sheet as at March 31, 2004 (Restated)

		£ million	£ million
Fixed assets
Tangible fixed assets		142.8	251.5
Intangible assets		46.7	281.0

Investments in joint ventures:
Goodwill in joint ventures		—	10.1
Share of gross assets		10.2	11.4
Share of gross liabilities		(2.1)	(1.3)

		8.1	20.2

Total fixed assets		197.6	552.7

Current assets
Stocks		37.0	73.5
Debtors		48.5	116.2
Cash and cash equivalents		63.1	1.7

Total current assets		148.6	191.4

Total assets		346.2	744.1

Current liabilities
External loans due within less than one year	5	—	(88.5)
Other creditors		(49.4)	(90.1)

Total current liabilities		(49.4)	(178.6)

Net current assets		99.2	12.8

Debtors due after more than one year		—	—
External loans due within more than one year	5	(103.0)	(401.3)
Provisions for liabilities and charges		(10.1)	(6.8)
Other creditors due within more than one year		(5.1)	(9.8)

Net assets excluding pension liability		178.6	147.6

Pension liability		(82.6)	(111.7)

Net assets including pension liability		96.0	35.9

Shareholders’ equity		96.0	35.9

Total		96.0	35.9

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

2004 has been restated to reflect the adoption of IFRS.

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Avecia Group plc

Unaudited Consolidated Cash Flow Statements

	Consolidated Cash Flow
	For the 3 months ended March 31 2005	For the 3 months ended March 31 2004 (Restated)

	£ million	£ million

Operating (deficit) / profit before interest	(10.0)	5.6
Depreciation and amortization	5.6	6.7

Decrease / (increase) in inventories	(4.1)	(4.1)
Decrease / (increase) in trade receivables and other assets	7.2	(23.8)
(Decrease) in accounts payable, accrued expenses and trade provisions	(6.5)	1.9

Other cash and non-cash movements	(0.7)	(0.4)

Net cash inflow from operating activities	(8.5)	(14.1)

Returns on investments and servicing of finance
Dividends received from associates	0.1	—
Interest received	0.4	0.4
Interest paid	(39.4)	(19.9)

Net cash (outflow) from returns on investment and servicing of finance	(38.9)	(19.5)

Taxation	0.9	0.2

Capital expenditure and financial investments
Cash expenditure on fixed assets	(2.1)	(6.3)
Disposals of fixed assets	2.9	(0.1)

Net cash (outflow) from capital expenditure and financial investments	0.8	(6.4)

Acquisitions and disposals
Payments in respect of acquisitions	—	—
Disposals of other investments	387.1	70.5
Net cash disposed of	(4.3)	(0.1)

Net cash inflow from acquisitions and disposals	382.8	70.4

2004 has been restated to reflect the adoption of IFRS.

Avecia Group plc

Unaudited Consolidated Cash Flow Statements

	Consolidated Cash Flow
	For the 3 months ended March 31 2005	For the 3 months ended March 31 2004 (Restated)

	£ million	£ million
Financing
Repayment of finance lease capital	(0.2)	(0.2)
External Loans (repaid)/new loans	(296.6)	(36.7)

Net cash (outflow) from financing	(296.8)	(36.9)

Net increase / (decrease) cash	40.3	(6.3)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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Avecia Group plc

Notes to the unaudited consolidated financial statements

1.      Basis of preparation

The unaudited consolidated financial statements have been prepared in accordance with the basis of preparation and accounting policies adopted in the consolidated financial statements set out in the Form 20-F for the period ended March 31, 2005.

The information contained in the following notes to the unaudited consolidated financial statements is condensed from that which would appear in the annual consolidated financial statements; accordingly the unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements set out in the Form 20-F for the period ended December 31, 2004.

The consolidated financial statements included herein are unaudited. They include all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial position of Avecia Group plc as at March 31, 2005 and March 31, 2004 and the results of operations and cash flows for the three months ended March 31, 2005 and March 31, 2004.

2.      Accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with International Financial Reporting Standards (IFRS). The financial statements represent the first-time adoption of IFRS, and the transition to IFRS has been conducted in accordance with IFRS 1 (Transition To IFRS). The initial date of transition is deemed to be 1 January 2003. Accounting policies have been have been selected based on IFRS’s which are effective at the time of reporting these financial statements. These accounting principles differ in certain significant respects from United States Generally Accepted Accounting Principles (US GAAP).

Goodwill

On the acquisition of a business, fair values are attributed to the net assets acquired. Purchased goodwill, representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired, is capitalized and is amortized to nil by equal annual installments over its estimated useful life.

Goodwill arising on the acquisition of the Specialty Chemicals division of AstraZeneca plc was being amortized over 15 years. Goodwill arising on subsequent acquisitions was also being amortized over 15 years. Under the provisions of IFRS3, from 1 January 2003 the Goodwill arising on these acquisitions ceased to be amortised. The unamortized balance has been periodically tested for impairment, with appropriate adjustments made to the carrying value.

On the subsequent disposal or termination of a business acquired, the profit or loss on disposal or termination is calculated after charging/crediting the unamortized amount of any related goodwill/negative goodwill.

Investments

A joint venture is an entity in which an interest is held on a long term basis and which is jointly controlled with one or more other venturers under a contractual agreement. The share of the profits and losses of all significant joint ventures is included in the consolidated profit and loss account using the equity accounting method. The holding value of significant joint ventures in the balance sheet is calculated by reference to equity in the net assets of such joint ventures, as shown by the most recent accounts available, adjusted where appropriate.

Holdings of shares in third parties where not held for the long term are classified as current asset investments and are valued at the lower of cost or net realisable value.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Depreciation and amortization

The book value of each tangible fixed asset is written off evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly. However, the total lives approximate to 15 years for buildings and 10 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. Intangible assets acquired, including patents and intellectual property rights, are capitalized and amortized on a straight line basis over their estimated useful lives (not exceeding 20 years). If related products fail, the remaining unamortized amounts are immediately written off to revenue expense. Internally developed intangible assets are not capitalized.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such an asset to future net cash flows expected to be generated by them. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed their fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Environmental liabilities

The business is exposed to environmental liabilities relating to operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Foreign currencies

Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at rates prevailing at the balance sheet date.

Exchange differences on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated financial statements exchange differences arising from the translation of the net investments of overseas subsidiaries, joint ventures and associates are taken directly to reserves. Differences on relevant foreign currency loans, together with related tax, are taken to reserves via the statement of total recognized gains and losses and offset against the differences on net investments, as they are considered to be a hedge against movements on the net investments.

Government grants

Government grants made as a contribution towards revenue expenditure, or for an objective with an associated revenue cost (such as job creation) are included on the balance sheet as deferred income and released to the profit and loss account in line with the costs being incurred.

Capital based government grants are included within accruals and deferred income in the balance sheet and credited to operating profit over the estimated useful economic lives of the assets to which they relate.

Where grants comprise both capital and revenue elements, these elements are split out on a reasonable basis and each element is treated as described above.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Leases

Assets held under finance leases are capitalized and included in tangible fixed assets. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Post-retirement benefits

Avecia operates both Defined Benefit and Defined Contribution schemes. The assets of the pension schemes are held separately from those of the Group. In the case of defined benefit schemes, assets are measured using market values. Liabilities are measured using a projected unit method and discounted at the current rate of return of a high quality corporate bond of equivalent term and currency. Costs and liabilities are assessed in accordance with the advice of independent qualified actuaries. The pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full. The movement in the scheme surplus/deficit is split between operating charges, finance items and, in the statement of total recognised gains and losses, actuarial gains and losses. In the case of Defined Contribution schemes, the amount charged to the profit and loss account represents the contributions payable to the scheme in the period.

Research and development and advertising expenditure

Research and development and advertising expenditure is charged to the profit and loss account in the period in which it is incurred.

Stocks valuation

Stocks are stated at the lower of cost and net realisable value. The first in, first out or an average method of valuation is used. In determining cost, depreciation is included but selling expenses and certain overhead expenses (principally central administration costs) are excluded. Net realisable value is determined as selling price less costs of disposal.

Taxation

The charge for taxation is based on the profits for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Deferred tax assets are recognized to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there would be suitable profits from which the future reversal of the underlying timing differences can be deducted.

Turnover and revenue recognition

The company generates revenue through sales of specialty chemicals in the open market, through raw material conversion and supply and development contracts. Turnover excludes inter-segment turnover and value added taxes.

Revenue is recognized when services have been rendered and significant risks and rewards in respect of ownership of the products are passed to the customer. Where multiple-element sales arrangements exist, this entails the company recognizing revenue on individual contract elements for work performed or services rendered during the period.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year (other than cash), government securities and investments in money market managed funds.

Financial instruments

Financial instruments are used to hedge exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accrual basis over the lives of the instruments. Contracts hedging forecast transaction cash flows are recognized at their fair value at the balance sheet date. Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the transactions being hedged. Finance costs associated with debt issuances are netted against the carrying value of the related debt and charged to the profit and loss account over the lives of the issue. If the underlying transaction to a hedge ceases to exist, the hedge is terminated and the profits and losses on termination are recognized in the profit and loss account immediately.

If the hedge transaction is terminated, the profits and losses on termination are held on the balance sheet and amortized over the life of the original underlying transaction.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

3.     Segmental information

Classes of business:
The following tables analyse sales, operating profit, depreciation and amortization by business segment.

	Consolidated Financial Statements for the 3 months ended March 31 2005	Consolidated Financial Statements for the 3 months ended March 31 2004 (Restated)

	£ million	£ million
Sales
	14.7	11.9
Biotechnology	11.5	11.9
Chemicals	16.4	20.1
Other	1.5	0.7

	44.1	44.6
Discontinued businesses	17.3	70.1

	61.4	114.7

Operating profit / (loss)
Electronic Materials	(0.1)	(0.1)
Biotechnology	(3.7)	(3.5)
Chemicals	(3.3)	(1.8)
Other	(5.2)	(1.1)

	(12.3)	(6.5)
Discontinued businesses	2.3	12.1

	(10.0)	5.6

Depreciation and Amortization
Electronic Materials	1.0	1.7
Biotechnology	1.9	1.0
Chemicals	1.5	1.7
Other	0.7	—

	5.1	4.4
Discontinued businesses	0.5	2.3

	5.6	6.7

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Geographic areas:
The table below shows information by geographic area in which turnover and profits are generated. An analysis of turnover by customer location is also given.

	Consolidated Financial Statements for the 3 months to March 31 2005	Consolidated Financial Statements for the 3 months to March 31 2004 (Restated)

	£ million	£ million
Turnover by customer
location
United Kingdom	12.4	12.6
Continental Europe	19.0	46.2
The Americas	19.5	41.5
Asia, Africa and Australasia	10.5	14.4

Total	61.4	114.7

Turnover by supplier location
United Kingdom	28.3	32.0
Continental Europe	14.4	34.3
The Americas	15.3	38.8
Asia, Africa and Australasia	3.4	9.6

Total	61.4	114.7

Operating Profit / (Loss)
United Kingdom	(8.5)	7.9
Continental Europe	(2.6)	9.7
The Americas	0.6	(12.7)
Asia, Africa and Australasia	0.5	0.7

Total	(10.0)	5.6

4.     Interest Paid

	Consolidated Financial Statements for the 3 months to March 31 2005	Consolidated Financial Statements for the 3 months to March 31 2004 (Restated)

	£ million	£ million
External interest paid	23.2	13.2
Revaluation (credited) / charged	9.1	(7.6)
to interest
Fee amortization	8.3	1.6

Total	40.6	7.2

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

5.     Analysis of debt

	Consolidated Financial Statements as at March 31, 2005	Consolidated Financial Statements as at March 31, 2004 (Restated)

	£ million	£ million

External loans due within less than 1 year	—	88.5
External loans due after more than 1 year	103.0	401.3

	103.0	489.8

Analysis of debt shown net of un-amortized issuance costs:

	Consolidated Financial Statements as at March 31, 2005	Consolidated Financial Statements as at March 31, 2005 (Restated)

	£ million Gross	£ million Net
High Yield Bond	66.4	64.5
Pay in Kind Preference Shares	39.1	38.5

	105.5	103.0

	Consolidated Financial Statements as at March 31, 2005	Consolidated Financial Statements as at March 31, 2005 (Restated)

	£ million Gross	£ million Net
In one year or less, or on demand	—	—
Between one and two years	—	—
Between two and three years	—	—
Between three and four years	—	—
Between four and five years	66.4	64.5
In five years or more	39.1	38.5

	105.5	103.0

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

6.      Profit on Disposal of Business

Profits on sales of businesses comprise profits of £97.2 million arising on the sale of the NeoResins business to Royal DSM N.V. on February 2nd 2005 and £12.2 million on the sale of the Displays business to Merck KgaA on February 28th 2005.

7.      Post Balance Sheet Events

On 5 April 2005, following a review of operations in Avecia’s DNA business, Avecia announced the closure of its UK DNA facility at Grangemouth, with consolidation of DNA Medicine operations and activities at Avecia’s site in Milford, MA. Approximately 95 jobs will be at risk following the decision, and Avecia will be taking an appropriate charge to cover restructuring costs during 2005

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Avecia Group plc

Operating and Financial Review

Introduction

Set forth below is a discussion of the financial condition and results of operations for the Group for the three month period ending March 31, 2005. This discussion should be read in conjunction with the unaudited Consolidated Financial Statements and Notes for the three month period ended March 31, 2005 included herein.

Financial Results

The following table sets forth turnover for each of 2005 and 2004.

	3 months to March 31, 2005	3 months to March 31, 2004 (Restated)	Actual % change

	£ million	£ million
Continuing operations:
Biotechnology	11.5	11.9	(3.4%)
Chemicals	16.4	20.1	(18.4%)
Electronic Materials	14.7	11.9	23.5%
Other	1.5	0.7	114.3%

Turnover from continuing operations	44.1	44.6	(1.1%)
Discontinued operations:	17.3	70.1	(75.3%)

Total historical turnover	61.4	114.7	(46.5%)

The following table sets forth operating (loss)/ profit for each of 2005 and 2004:

	3 months to March 31, 2005	3 months to March 31, 2004	Change in Operating Profit	Change in Depreciation & Amortization
		(Restated)

	£ million	£ million	£ million	£ million
Continuing operations:
Biotechnology	(3.7)	(3.5)	(0.2)	(0.9)
Chemicals	(3.3)	(1.8)	(1.5)	0.2
Electronic Materials	(0.1)	(0.1)	—	0.7
Other including unallocated cost	(5.2)	(1.1)	(4.1)	(0.7)

Operating (loss)/profit from continuing operations	(12.3)	(6.5)	(5.8)	(0.7)
Discontinued operations:	2.3	12.1	(9.8)	1.8

Total operating (loss)/profit	(10.0)	5.6	(15.6)	1.1

In Biotechnology sales for the three months to 31 March 2005 were ahead of those for the three months to 31 March 2004 due to strong market demand for biologics-based medicines particularly for the process development and small scale manufacturing capabilities in ABC 1000. Sales in the DNA Medicines business were significantly down on the same period in 2004 largely due to the fact that we are no longer manufacturing product for a major customer programme that failed to progress through phase III clinical trials in 2004. Appropriate management action has been taken to reduce manpower and align development and manufacturing capabilities in this area to support current market demand. On 5 April 2005, following a review of operations in Avecia’s DNA business, Avecia announced the closure of its UK DNA facility at Grangemouth, with consolidation of DNA Medicine operations and activities at Avecia’s site in Milford, MA. Approximately 95 jobs will be at risk following the decision, and Avecia will be taking an appropriate charge to cover restructuring costs during 2005

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Avecia Group plc

Operating and Financial Review - (continued)

Operating losses in the Biotechnology sector in the first quarter of 2005 reflect increased depreciation relating to the new large scale manufacturing facility (ABC5000) and reduced manufacturing activity in the DNA business, offset by the improvement in revenues from the Biologics business.

In Chemicals, sales for the three months to 31 March 2005 when compare to the three months to 31 March 2004 were reduced due to the timing of demand from our customers in the pharmaceuticals sector and the impact of the sale of the Special Drug Mixtures (SDM) business in November 2004. Sales in the Fine Chemicals business increased in the first quarter of 2005 compared with the same period in 2004, reflecting continued strong demand for agrochemical products.

Operating margins in the Chemicals sector for the first quarter of 2005, continue to reflect the impact of the revenue changes noted above.

Increases in sales in Electronic Materials for the three months to 31 March 2005 were primarily attributable to growth in the InkJet Printing Materials business from customer demand for established ink products recently placed with Avecia for manufacture. However operating losses remained unchanged for the quarter as the margin from the increased sales noted above was offset by reduced sales of higher margin products in the Ink Jet Printing Materials business. The operating loss for both quarters included a small loss of approximately £1million attributable to Covion, which was sold to Merck during the quarter.

Analysis of Other Items and Net Losses

Analysis of other Items and Net Losses

	2005	2004	£m change
		(Restated)

Share of operating profit from JV	0.2	0.5	(0.3)
Profit on disposal of business	109.4	21.0	88.4
Net interest and finance costs	(38.2)	(7.3)	(30.9)
Taxation	—	(0.5)	0.5

Net (loss)/profit	61.4	19.3	42.1

Share of operating profits from our Joint Venture, Image Polymers, was slightly lower in 2005 due to reduced demand from customers for conventional toner products.

The profit on disposal represents the profits realised through the sale of NeoResins and Displays in 2005. In 2004 the profit on disposal represented the profits realised through the sale of the Additives business to Lubrizol .

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Avecia Group plc

Operating and Financial Review – (continued)

Analysis of Net Interest and Finance Costs

	2005	2004 (Restated)	£m change

Net interest payable on loans	(21.1)	(11.2)	(9.9)
Net exchange gains and losses	(9.1)	7.6	(16.7)
Amortisation of finance fees	(8.3)	(1.6)	(6.7)
FRS 17: Other finance costs	2.0	(0.5)	2.5
PIK Dividend	(1.7)	(1.6)	(0.1)

	(38.2)	(7.3)	(30.9)

Net interest payable on loans includes the £16.8 million premium payable on redemption of the High Yield Bonds in February 2005. After adjusting for this one-off expense, the reduction in net interest payable reflects the reduced level of bank debt in early 2005 when compared with 2004, and the removal of 77% of the High Yield Bonds and all outstanding Term Bank Debt in February 2005.

Under UK GAAP the finance fees associated with raising debt in 1999 were capitalised at that time and are written back against profit over the lifetime of the loans. With the early prepayment of debt, the relevant amount of unamortized fees were written off and this increased the charge to profit in the first quarter of 2005.

Liquidity and capital resources

	Avecia Group plc Consolidated

	For the 3 months ended March 31, 2005	For the 3 months ended March 31, 2004

	£ million	£ million

Cash inflow from operating activities	(8.5)	(14.1)
Dividends from joint ventures	0.1	—
Returns on investments and servicing of finance	(39.0)	(19.5)
Taxation	0.9	0.2
Capital expenditure	0.8	(6.4)
Acquisitions and disposals	382.8	70.4

Cash inflow before financing	337.1	30.6

Financing	(296.8)	(36.9)

Increase/(Decrease) in cash in the period	40.3	(6.3)

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Avecia Group plc

Operating and Financial Review - (continued)

Operating activities

Cash generated from operating activities for the 3 months to 31 March 2005 was ahead of those for the 3 months to 31 March due to a reduced outflow from increased working capital, partly offset by lower earnings before depreciation and amortisation. The significant increase in working capital in 2004 arose from increased debtors due to the higher sales in ongoing businesses and the Pool and Spa business working capital approaching its seasonal peak. Operating cash flows include a spend of £2.9 million relating to the restructuring program commenced in 2004.

Investing Activities

Net interest payable on loans includes the £16.8 million premium payable on redemption of the High Yield Bonds in February 2005. After adjusting for this one-off expense, the reduction in net interest payable reflects the reduced level of bank debt in early 2005 when compared with 2004, and the removal of 77% of the High Yield Bonds and all outstanding Term Bank Debt in February 2005.

Capital expenditures for the 3 months to 31 March 2005 were £2.1 million compared with £6.4 million in 2004, reflecting the impact of businesses disposed, both during 2005 and 2004, and by the fact that no new major projects have commenced in 2005.

In January 2004 Avecia completed the disposal of the Additives business to the Lubrizol Corporation for a consideration of £71m. In February 2005 Avecia completed the disposal of the NeoResins business to Royal DSM N.V. for proceeds of €515 million, and the sale of the Displays business to Merck KgaA for cash proceeds of €50 million.

Financing

	March 31 2005	December 31 2004

Bank loans and overdrafts	—	75.0

High Yield Bonds	66.4	278.8

Total Debt	66.4	353.8

Cash at Bank and in hand	63.1	22.7

Following the successful disposal of its NeoResins business in February 2005, the group used the proceeds of this disposal to repay the term debt and 77% of the 11% Senior Notes.

At March 31, 2005 the group had outstanding external borrowings of £66.4 million, comprising solely of $124m of 11% Senior Notes due 2009. The existing Senior Bank Facility is still in place, although all term debt under the facility has been replaced, and there is no current intention to utilize the Senior Secured Revolving Credit Facility as it stands.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 26, 2005

Avecia Group plc

By: /s/:	Derrick Nicholson
Name:	Derrick Nicholson
Title:	Finance Director